Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center (Suite 1200)
Bethesda, MD 20814

July 28, 2006

By EDGAR and Fax (202-772-9217)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance/AD1
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Hanger Orthopedic Group, Inc. Form 10-K for the year ended December 31, 2005 File No. 1-10670

Dear Mr. Rosenberg:

        I am writing on behalf of Hanger Orthopedic Group, Inc. (the “Company”) to respond to your letter of comment, dated July 19, 2006, addressed to Mr. Ivan R. Sabel, Chairman and CEO of the Company, regarding the above. The purpose of this letter is to set forth below your comment and the Company’s supplemental information requested thereby.

Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates
Revenue Recognition, page 35

Comment:

1.	Please provide in disclosure-type format a break-out of each payor classification and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response:

The following is a summary aging of accounts receivable by payor classification as of December 31, 2005 (in thousands):

	0 - 60 days	61 - 120 days	Over 120 days	Total
Commercial and other	$37,626	$8,117	$9,898	$55,641
Private pay	6,156	1,981	3,534	11,671
Medicaid	9,000	2,637	3,587	15,224
Medicare	9,321	2,156	4,353	15,830
VA	1,162	232	176	1,570

Total	$63,265	$15,123	$21,548	$99,936

We plan to provide the above level of accounts receivable aging disclosure in future fillings.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at 301-280-4500 if you have any questions or comments relating to the above.

Sincerely yours,
/s/ George E. McHenry
George E. McHenry
Executive Vice President and Chief
Financial Officer

cc (by Fax):	Sasha S. Parikh

#1659904

2